Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

POST-FIRE TONGON HEADS BACK TO NORMAL

Abidjan, Côte d’Ivoire, 19 January 2013 — Production at Randgold Resources’ Tongon mine in Côte d’Ivoire is returning to normal after a fire in the mill section of its plant three weeks ago, the company said today. Both mill circuits are expected to be fully operational within 2 weeks and, despite a series of setbacks, the mine produced 210 000 ounces of gold in 2012.

Speaking to journalists in Abidjan today, Randgold chief executive Mark Bristow said Tongon exemplified the company’s long-term vision and its tenacity of purpose. The mine’s development had been given the go-ahead at a time of political volatility in Côte d’Ivoire; it had been commissioned in the climate of confusion created by the disputed presidential election; it had contended with the disruption of frequent power outages; and now it was overcoming the effects of the fire.

“Tongon represents the biggest single investment to date in this part of Côte d’Ivoire, and when we made that investment, we invested not only in a mine but in this country,” Bristow said. “We are currently exploring our extensive tenements elsewhere in Côte d’Ivoire and we hope to discover further multi-million ounce gold deposits here and, with the support of the government, to develop these into world-class mines.”

Bristow said Randgold’s policy of partnering with its host countries and sharing the value it created equitably among its stakeholders was the key to its success in Africa.

“For this to work, however, it requires our partners to share our own long-term commitment to developing and operating sustainably profitable mines and to building substantial gold mining industries in their countries. It is for this reason that we encourage governments to promulgate attractive mining codes for investors through competitive and stable tax regimes,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +223 66 75 01 22 / +44 788 071 1386	Financial Director Graham Shuttleworth +44 1534 735 333 / +44 779 771 1338

Group regional manager West Africa Mahamadou Samaké +223 66 75 61 36 / +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s Annual Report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.